SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 18, 2007

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Partner Communications Reports Results Of Annual And Extraordinary General Meeting Of Shareholders.

PARTNER COMMUNICATIONS REPORTS
RESULTS OF ANNUAL AND EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS

Rosh Ha’ayin, Israel, November 18th, 2007 – Partner Communications Company Ltd. (“Partner”) (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, announced today the results of the Annual and Extraordinary General Meeting of Shareholders (“the Meeting”), that was held on November 15, 2007 at Partner’s offices in Rosh Ha’ayin, Israel.

At the Meeting, all the proposals set forth in Partner’s proxy statement dated October 9, 2007 (the “Proxy Statement”) sent in connection with the Meeting, were approved by the required majorities. The proposals were as follows:

(i)	to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

(ii)	to note the auditor's remuneration for the year ended December 31, 2006 as determined by the Audit Committee and by the Board of Directors and to approve the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2006;

(iii)	to discuss and approve the Company's audited financial statements for the year ended December 31, 2006 and the report of the Board of Directors for such period;

(iv)	to re-elect the following nine directors to the Company's Board of Directors until the close of the next annual general meeting: Fok Kin-ning, Canning; Chan Ting Yu; Chow Woo Mo Fong, Susan; Galil, Uzia; Gissin, Erez; Lui, Dennis Pok Man; Shachar, Pesach; Shorer, Amikam and Sixt, Frank John and to approve the compensation for one of them, Mr. Gissin. No change is made to the provisions of the directors' indemnification and insurance policies, which will continue in full force and effect for the benefit of each director according to their existing terms;

(v)	to approve a special retirement bonus for, and payment for a non-compete undertaking from, Mr. Amikam Cohen upon his leaving the Company; and

(vi)	to approve and ratify as a "framework transaction" the purchase of handsets and other devices under the Handset Supply Agreement with H3G Procurement Services S.a.R.L., a subsidiary of the Company's controlling party.

For further information concerning the proposals, please refer to the Proxy Statement.

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company provides quality service and a range of features to 2.796 million subscribers in Israel (as of September 30, 2007). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and the London Stock Exchange. Its shares are also traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR; LSE: PCCD).

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Hong Kong, and operates mobile telecommunications services in Israel, Macau, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3" and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information about Hutchison Telecom, see www.htil.com.

For more information about Partner, see http://www.orange.co.il/investor_site/

Contacts:

Mr. Emanuel Avner		Oded Degany
Chief Financial Officer		Carrier, Investor and International Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail:	emanuel.avner@orange.co.il	E-mail:	oded.degany@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: November 18, 2007